Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following are portions of an edited transcript of Galaxy Digital Holdings Ltd Shareholder Update Conference Call held on August 16, 2021. The speakers and titles are identified therein.

Michael Novogratz (Founder, Chief Executive Officer and Chairman of Galaxy Digital Holdings Ltd.): . . . . We remain on track to close and integrate the acquisition of BitGo. The Galaxy BitGo teams are working closely together on how to effectively combine from Day One with focus on delivering the one stop shop experience we expect to get from this acquisition.

. . . .

During our annual meeting in late June, shareholders voted to equitize our wider employee base to ensure the full Galaxy team is aligned with our long-term goals. As we have previously announced, prior to closing and subject to regulatory approvals, we plan to redomicile and list in the U.S.

. . . .

Following with two acquisition announcements we made in May, we have several other players in the ecosystem make acquisitions or find strategic partnerships with companies outside the space that are looking for a way in. This validates our view that the market will demand consolidation so clients get more offerings in one place, which is why the acquisitions of BitGo, Vision Hill and any others you’re going to make forward, will follow that road map.

. . . .

Christopher Ferraro (Co-President and Chief Investment Officer): .. . . .Lastly, before I had the call over to Alex, I want to provide an update on the BitGo acquisition as we approach an anticipated closing toward the end of this year. Subject to regulatory approvals, our teams are well on track to achieving close and are progressing nicely together on tactical and strategic integration planning let by our COO, Erin Brown.

I’d also like to provide some quick operational highlights from the BitGo business over the last quarter and remind you of some of the strategic and platform related benefits the BitGo acquisition will bring. We believe that the combined client base is going to support our long-term growth through cost selling opportunities alone, but the benefits don’t stop there. BitGo has added significantly to their client base since our announced acquisition and now counts nearly 550 clients.

Combined with us over 600 trading counterparties, plus our clients across other business lines, this represents a significant opportunity to cross sell Galaxy offerings to BitGo clients and, of equal importance, to sell BitGo products into Galaxy’s existing client base. On a dollar basis, BitGo did experience modest AUC decline in Q2 as a result of cryptocurrency price declines. However, we continue to be pleased by BitGo’s consistent growth on a cost and currency basis, i.e., BitGo (inaudible) more coin today for clients than at the end of Q1 2021. AUC was approximately $27 billion at quarter’s end, across over 400 coins and tokens supporting 150 crypto exchanges.

Moreover, the BitGo transaction enhances both our product innovation and development capabilities. After this deal closes, we’ll have a stack that’s more balanced between tech and finance expertise as about 50% of BitGo is composed R&D, engineering, and product personnel. And, BitGo has continued to hire as well, hiring over 70 more employees in key functions like product, engineering, IT and tech support, putting the BitGo technical team at nearly a hundred full time employees.

After closing, our clients will have the option to custody where they transact, and BitGo clients will have access to the best-in-class prime trading asset management and advisory services at Galaxy. We continue to think this combined solution will be the premiere one stop shop for access to digital assets.

. . . .

Alex Ioffe (Chief Financial Officer). . . .On the cost side, in the second quarter, we disclosed spending acquisition of BitGo. As a result, we were able to come out of the blackout period required in Canada since the end of the year, and granted equity awards to our employees. We see an increase for that in equity-based compensation line on the PML. . . .

Mark Palmer from BTIG: . . . . Thank you. Just one follow up. There’s been some discussion of where DeFi could fit into Galaxy’s mix. If you could put a finer point on exactly what that could look like. Does that involve access to DeFi protocols with the associated yield, or other ways in which that would be manifested? Thank you.

Christopher Ferraro:. . . . On the product offering side, we’ve been spending a lot of time, particularly with the BitGo team and with external partners in talking about offering staking, which we think is going to be an integral part of custodial product offering on a go-forward basis, particularly as larger and larger networks, crypto networks launched, that required proof of stake and staking in order to interact with the network. So, I would expect that you’ll see our product line have that added to it, particularly with the combination with BitGo. . . .

Michael Novogratz: It’s Mike here. Let me just add one thing in. In some ways, getting access to the best founders, you’ve got to have something to add. So, our venture team is out there constantly meeting with the guys building the new protocols. We want to be a place where we can invest in your protocol, we can have the BitGo team build a wallet and custody, we can have our trading group market (inaudible). All of a sudden, it really spins our whole flywheel, but it provides a real service for the new protocols to get them up and running, talking to our clients needing a spokesperson. . . .

Owen Lau from Oppenheimer & Co.: . . . . I want to go back to the regulatory development. Mike, you just talked about the tax reporting requirement, but what other specific regulatory clarity you would like to see to accelerate the option in this industry? I felt like, given that our SEC chair said over the past few weeks, it seems that they saw a discrepancy between the SEC and the crypto community on whether there’s enough regulatory clarity. Do you think things like which token should be classified and securities of commodity use would be good for this option longer term? Thank you.

Michael Novogratz: . . . .Listen, nobody wants to drive off innovation. If you think about Galaxy plus BitGo, it’s going to be 400, 450 employees by the end of the year, if not more, all making good salaries, all new jobs in the last few years. You’d be crazy to be a Congressman or Senator and say, let’s drive that off shore. I think the wakeup call is how do we get the rate regulation, how do you leave enough room for innovation, even if it’s not the perfect set of rules, you want to err to the side of letting innovation and young industries go.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION

STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.